Independent Accountants' Report - Attestation on Management's Assertion About Compliance With the Servicing Requirements of the Deutsche Floorplan Receivables Master Trust Pooling and Servicing Agreement and Series 1994-1 Supplement and Series 1996-1 Supplement

Deutsche Floorplan Receivables Master Trust
c/o The Chase Manhattan Bank, as Trustee:

Deutsche Financial Services Corporation, as Servicer:

We have examined the accompanying assertion made by management on Deutsche Financial Services Corporation's (DFSC) compliance, as servicer, with the servicing requirements in Article III, Sections 3.1, 3.2, 3.4, 3.5, 3.6 and 3.9, and Article IV of the Pooling and Servicing Agreement for the Deutsche Floorplan Receivables Master Trust dated as of December 1, 1993, amended and restated as of March 1, 1994, amended as of January 24, 1996, and amended and restated as of October 1, 1996 (the Agreement), and the applicable provisions of the Series 1994-1 Supplement dated as of March 1, 1994 and Series 1996-1 Supplement dated as of October 1, 1996 (the Supplements), among Deutsche Floorplan Receivables, L.P. as seller; DFSC, as servicer; and the Chase Manhattan Bank, as Trustee, for the year ended December 31, 1997.
Management is responsible for DFSC's compliance with the aforementioned sections of the Agreement and the applicable provisions of the Supplements. Our responsibility is to express an opinion on management's assertion about DFSC's compliance based upon our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about DFSC's compliance with the aforementioned sections of the Agreement and the applicable provisions of the Supplements, and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on DFSC's compliance with the specified sections of the Agreement and the applicable provisions of the Supplements.

In our opinion, management's assertion that DFSC was in compliance with the aforementioned sections of the Agreement and the applicable provisions of the Supplements for the year ended December 31, 1997 is fairly stated, in all material respects.

/s/ KPMG Peat Marwick LLP
St. Louis, Missouri
March 3, 1998


Management Report on Deutsche Financial Services Corporation Compliance, as Servicer, with the Servicing Requirements of the Deutsche Floorplan Receivables Master Trust Pooling and Servicing Agreement and
Series 1994-1 Supplement and Series 1996-1 Supplement

Management of Deutsche Financial Services Corporation (DFSC), as Servicer, is responsible for compliance with the servicing requirements in Article III, Sections 3.1, 3.2, 3.4, 3.5, 3.6 and 3.9, and Article IV of the Pooling and Servicing Agreement for the Deutsche Floorplan Receivables Master Trust dated as of December 1, 1993, amended and restated as of March 1, 1994, amended as of January 24, 1996, and amended and restated as of October 1, 1996 (the Agreement), and the applicable provisions of the 1994-1 Supplement, dated as of March 1, 1994 and Series and Series 1996-1 Supplement dated as of October 1, 1996 (the Supplements), among Deutsche Floorplan Receivables, L.P., as Seller, and DFSC, as servicer, and The Chase Manhattan Bank, as trustee.

Management has performed an evaluation of DFSC's compliance with the aforementioned sections of the Agreement and the applicable provisions of the Supplements for the year ended December 31, 1997. Based upon this evaluation, management believes that, for the year ended December 31, 1997, DFSC, as servicer, was materially in compliance with the aforementioned sections of the Agreement and the applicable provisions of the Supplements.

/s/ Naran U. Burchinow
Naran U. Burchinow
Senior Vice President, General Counsel
March 3,1998

/s/ George J. Solovic
George J. Solovic
Senior Vice President, Controller
March 3, 1998